Exhibit 99.1

THIRD QUARTER 2015 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2015 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q3 2015 Report to Shareholders and Supplementary Financial Information are available on our website at: http://www.rbc.com/investorrelations.

TORONTO, August 26, 2015—Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $2,475 million for the third quarter ended July 31, 2015, up $97 million or 4% from the prior year. Excluding a specified item in the prior year, net income was up $57 million or 2%(1). Our results reflect record earnings in Personal & Commercial Banking, strong growth in Investor & Treasury Services, and stable earnings in Wealth Management. These factors were partially offset by lower earnings in Capital Markets compared to record results last year, and lower earnings in Insurance which included the impact of a change in Canadian tax legislation. Results also reflect the positive impact of foreign exchange translation.

Compared to the prior quarter, net income decreased $27 million. Excluding a specified item in the prior quarter, net income was up $81 million or 3%(1), mainly reflecting record earnings in Personal & Commercial Banking and higher earnings in Insurance, partially offset by lower earnings in Capital Markets reflecting less favourable market conditions.

Credit quality remained strong with a provision for credit loss (PCL) ratio of 0.23%. As of July 31, 2015, our Basel III Common Equity Tier 1 (CET1) ratio was 10.1% as we continued to strengthen our capital position in advance of closing the announced acquisition of City National, which is expected in the fourth calendar quarter of 2015. Today we announced an increase to our quarterly dividend of $0.02 or 3%, to $0.79 per share.

“We delivered a solid quarter, with earnings of over $2.4 billion, reflecting underlying strength across our businesses and strong execution in a challenging environment. I’m pleased to announce today a 3% increase to our quarterly dividend,” said Dave McKay, RBC President and CEO. “RBC achieved strong results for the first nine months of the year and we believe our diversified business model, by segment and geography, along with our differentiated client-focused strategy, positions us to continue adapting to the changing market and to economic headwinds.”

Q3 2015 compared to Q3 2014

•     Net income of $2,475 million (up 4% from $2,378 million)

•     Diluted earnings per share (EPS) of $1.66 (up $0.07 from $1.59)

•     Return on common equity (ROE)(2) of 18.1% (down from 19.6%)

•     Basel III CET1 ratio of 10.1% (up from 9.5%)

Excluding specified item(1): Q3 2015 compared to Q3 2014 • Net income of $2,475 million (up 2% from $2,418 million) • Diluted EPS of $1.66 (up $0.04 from $1.62) • ROE of 18.1% (down from 20.0%)

Q3 2015 compared to Q2 2015

•     Net income of $2,475 million (down 1% from $2,502 million)

•     Diluted EPS of $1.66 (down $0.02 from $1.68)

•     ROE of 18.1% (down from 19.3%)

•     Basel III CET1 ratio of 10.1% (up from 10.0%)

Excluding specified item(1): Q3 2015 compared to Q2 2015 • Net income of $2,475 million (up 3% from $2,394 million) • Diluted EPS of $1.66 (up $0.05 from $1.61) • ROE of 18.1% (down from 18.5%)

YTD 2015 compared to YTD 2014 • Net income of $7,433 million (up 11% from $6,671 million) • Diluted EPS of $4.99 (up $0.56 from $4.43) • ROE of 18.9% (down from 19.0%)	Excluding specified items(1): YTD 2015 compared to YTD 2014 • Net income of $7,325 million (up 8% from $6,803 million) • Diluted EPS of $4.92 (up $0.40 from $4.52) • ROE of 18.6% (down from 19.4%)

Specified items(1) as detailed on page 3 include: In Q2 2015, a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of foreign currency translation adjustment (CTA) that was previously booked in other components of equity (OCE); in Q3 2014, a loss of $40 million (before- and after-tax), related to the closing of the sale on June 27, 2014 of RBC Jamaica; and in Q1 2014, a loss of $60 million (before- and after-tax) also related to the sale of RBC Jamaica, and a provision related to post-employment benefits and restructuring charges in the Caribbean of $40 million ($32 million after-tax).

[1]	These are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP measures section on page 3 of this Earnings Release.
[2]	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of our Q3 2015 Report to Shareholders.

Q3 2015 Business Segment Performance

Personal & Commercial Banking net income was a record $1,281 million, up $143 million or 13% compared to last year. Excluding last year’s loss related to the sale of RBC Jamaica noted above, net income was up $103 million or 9%(1). Canadian Banking net income was a record $1,239 million, up $54 million or 5% compared to last year, driven by solid volume growth of 6% and strong fee-based revenue growth of 10% across most businesses. These factors were partially offset by higher costs in support of business growth and lower spreads. Caribbean & U.S. Banking net income was $42 million compared to a net loss of $47 million last year. Excluding last year’s loss of $40 million (before- and after-tax), related to the sale of RBC Jamaica, net income was up $49 million(1), reflecting lower PCL, the benefit of efficiency management activities, and the favourable impact of foreign exchange translation.

Compared to last quarter, Personal & Commercial Banking net income was up $81 million or 7%. Canadian Banking net income was up $48 million or 4%, largely due to the favourable impact of seasonal factors, including additional days in the quarter, as well as strong fee-based revenue growth and solid volume growth across most businesses. These factors were partially offset by higher costs in support of business growth and higher PCL. Caribbean & U.S. Banking net income was up $33 million, largely reflecting the prior quarter’s impairment loss of $23 million (before- and after-tax) related to the sale of RBC Suriname.

Wealth Management net income of $285 million was flat compared to last year, as higher earnings from growth in average fee-based client assets across all businesses resulting from capital appreciation and net sales was mostly offset by lower transaction volumes reflecting uncertain market conditions, and the change in fair value of our U.S. share-based compensation plan.

Compared to last quarter, net income was up $14 million or 5%, mainly due to lower PCL, lower restructuring costs related to our U.S. & International Wealth Management business, and higher earnings from growth in average fee-based client assets.

Insurance net income of $173 million was down $41 million or 19% from a year ago, mainly due to a change in Canadian tax legislation impacting certain foreign affiliates which became effective November 1, 2014, and higher net claims costs in our life retrocession business. Prior year results were also impacted by favourable actuarial adjustments reflecting management actions and assumption changes.

Compared to last quarter, net income increased $50 million or 41% mainly due to lower net claims costs, largely in our life retrocession business, the favourable impact of investment-related activities on the Canadian life business, and higher earnings from a new U.K. annuity contract.

Investor & Treasury Services net income was $167 million, up $57 million or 52% from last year, primarily due to an additional month of earnings in Investor Services of $42 million ($28 million after-tax)(2), higher earnings from our foreign exchange businesses and increased custodial fees, partially offset by lower funding and liquidity revenue reflecting widening credit spreads.

Compared to last quarter, net income was up $8 million or 5%, primarily due to an additional month of earnings as noted above, partially offset by lower funding and liquidity revenue.

Capital Markets net income of $545 million decreased $96 million or 15% compared to record results last year, largely driven by lower fixed income and equity trading activity, and lower equity origination activity. In addition, Q3 2014 results included two trades totaling approximately $100 million in trading revenue. A higher effective tax rate reflecting increased earnings in higher tax jurisdictions also impacted results. These factors were partially offset by the positive impact of foreign exchange translation, lower variable compensation, and growth in our corporate and investment banking businesses.

Compared to last quarter, net income was down $80 million or 13%, primarily due to lower trading activity, reflecting less favourable market conditions, and lower origination activity as compared to the strong levels last quarter, partially offset by lower variable compensation, and higher M&A activity in Europe and the U.S.

Corporate Support net income was $24 million, largely reflecting asset/liability management activities. Prior year net loss was $10 million, largely reflecting net unfavourable tax adjustments, mostly offset by asset/liability management activities.

Last quarter net income was $124 million, largely reflecting a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of CTA that was previously booked in OCE. In Q2 2015, this gain was identified as a specified item(3).

[1]	These are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP measures section on page 3 of this Earnings Release.
[2]	Effective Q3 2015, we have aligned the reporting period of Investor Services, which resulted in an additional month of results being included in Q3 2015.
[3]	For further information, refer to the non-GAAP measures section on page 3 of this Earnings Release.

Capital – As at July 31, 2015, Basel III CET1 ratio was 10.1%, up 10 bps from last quarter, mainly reflecting internal capital generation, partially offset by growth in risk-weighted assets reflecting both business growth and the impact of foreign exchange translation. Growth in risk-weighted assets was partially offset by foreign exchange hedging activities.

Credit Quality – Total PCL of $270 million decreased $13 million or 5% from a year ago, largely reflecting lower PCL in Caribbean Banking, partially offset by higher PCL in Capital Markets and Canadian Banking reflecting volume growth. Compared to last quarter, PCL was down $12 million or 4%, mainly due to lower PCL in Wealth Management as there were no provisions this quarter, partially offset by higher provisions in Canadian Banking mainly due to a reversal last quarter. Our PCL ratio was 0.23%, down 3 bps compared to last year and down 2 bps compared to last quarter.

Non-GAAP measures

Results and measures excluding specified items are non-GAAP measures. Specified items comprise:

•	In Q2 2015, a gain of $108 million (before- and after-tax) from the wind-up of a U.S.-based funding subsidiary that resulted in the release of CTA that was previously booked in OCE.

•	In Q3 2014, a loss of $40 million (before- and after-tax), related to the closing of the sale on June 27, 2014 of RBC Jamaica.

•	In Q1 2014, a loss of $60 million (before- and after-tax) also related to the sale of RBC Jamaica, and a provision related to post-employment benefits and restructuring charges in the Caribbean of $40 million ($32 million after-tax).

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined in, and do not have a standardized meaning under GAAP, and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, provides readers with a better understanding of our performance, and should enhance the comparability of our comparative periods. For further information, refer to the Key Performance and non-GAAP measures section of our Q3 2015 Report to Shareholders.

Net Income, excluding specified items
	For the three months ended April 30, 2015			For the nine months ended July 31, 2015
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Release of CTA	Adjusted	Reported	Release of CTA		Adjusted

Net income	$2,502	$(108)	$2,394	$7,433	$(108)		$7,325
Basic earnings per share	$1.68	$(0.07)	$1.61	$5.00	$(0.07)		$4.93
Diluted earnings per share	$1.68	$(0.07)	$1.61	$4.99	$(0.07)		$4.92
ROE	19.3%		18.5%	18.9%			18.6%

	For the three months ended July 31, 2014			For the nine months ended July 31, 2014
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Loss related to sale of RBC Jamaica	Adjusted	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge	Adjusted
Net income	$2,378	$40	$2,418	$6,671	$100	$32	$6,803
Basic earnings per share	$1.59	$0.03	$1.62	$4.45	$0.07	$0.02	$4.54
Diluted earnings per share	$1.59	$0.03	$1.62	$4.43	$0.07	$0.02	$4.52
ROE	19.6%		20.0%	19.0%			19.4%

Personal & Commercial Banking net income, excluding specified items
	For the three months ended July 31, 2014			For the nine months ended July 31, 2014
(Millions of Canadian dollars)	Reported	Loss related to sale of RBC Jamaica	Adjusted	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge	Adjusted
Net income	$1,138	$40	$1,178	$3,324	$100	$32	$3,456

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2014 Annual Report and in the Risk management section of our Q3 2015 Report to Shareholders; anti-money laundering; growth in wholesale credit; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; tax risk and transparency; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology, information management, social media, environmental and third party and outsourcing risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2014 Annual Report, as updated by the Overview and outlook section in our Q3 2015 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2014 Annual Report to Shareholders and in the Risk management section of our Q3 2015 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q3 2015 Report to Shareholders on our website at: http://www.rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Wednesday August 26th, 2015 at 8:00 a.m. (EDT) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: http://www.rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 4009967#). Please call between 7:50 a.m. and 7:55 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 p.m. (EDT) on August 26, 2015 until November 26, 2015 at: http://www.rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 1295605#).

Media Relations Contacts

Claire Holland, Director, Financial and Corporate Communications, claire.holland@rbc.com, 416-974-2239 or 1-888-880-2173 (toll-free outside Toronto) Sandra Nunes, Senior Manager, Financial Communications, sandra.nunes@rbc.com, 416-974-1794 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Lynda Gauthier, Managing Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Stephanie Phillips, Director, Investor Relations, stephanie.phillips@rbc.com, 416-955-7809

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 38 other countries. For more information, please visit rbc.com.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.